

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 22, 2016

Robert H. Walls, Jr.
Executive Vice President and General Counsel
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

> **Re: Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated May 26, 2016**
> **Form 8-K filed May 4, 2016**
> **File No. 1-32663**

Dear Mr. Walls:

    We have reviewed your May 26, 2016 response to our comment letter and related filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed May 4, 2016

Exhibit 99.1

1.   Your disclosure of OIBDAN in the introduction of and throughout your earnings release is inconsistent Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

2.   We refer to your presentation labeled "Revenues, Operating Expenses and OIBDAN by Segment" on page 3 and "Excluding Movements in Foreign Exchange" on page 4. We note that OIBDAN is not the measure of segment profit or loss used in meeting the disclosure requirements pursuant to ASC 280-10-50 in your annual and interim financial statements. In addition, "operating expenses" excludes depreciation and amortization, sale-leaseback and other expenses. Therefore, Operating Expenses by Segments, Consolidated Operating Expenses, OIBDAN by Segments and Consolidated OIBDAN are non-GAAP financial measures. Accordingly, it appears that your use of GAAP terminology for non-GAAP amounts and subtotals in this manner is not appropriate. Please revise to clearly label them as non-GAAP measures and comply with Item 10(e)(1)(i) of Regulation S-K.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications

cc: Lauren E. Dean
        Vice President, Associate General Counsel and Assistant Secretary